CONSENT OF QUALIFIED PERSON

FILED BY SEDAR

I, William J. Lewis, P.Geo., consent to the public filing by Timmins Gold Corp. of the technical report titled “NI 43-101 F1 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project, Sonora, Mexico” and dated February 29, 2016 with an effective date of December 31, 2015 (the “Technical Report”).

I also consent to any extracts from, or a summary of, the Technical Report in the March 30, 2016 news release of Timmins Gold Corp. (the “News Release”).

I certify that I have read the News Release filed by Timmins Gold Corp. and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

DATED this 30th day of March, 2016

“William J. Lewis, P.Geo.”

(original signed and sealed)

________________________
Senior Geologist,
Micon International Limited

999 West Hastings Street, Suite 900, Vancouver, BC, V6C 2W2 t 604.558.6300 f 604.558.6301 jdsmining.ca
VANCOUVER | TORONTO | KELOWNA | WHITEHORSE | YELLOWKNIFE | TUCSON | HERMOSILLO